Exhibit 10.20


                              EXPLORATION AGREEMENT

                           POTATO HILLS DEEP PROSPECT

THIS EXPLORATION AGREEMENT (the "AGREEMENT) is made and entered into effective the 19th day of May, 2003, by and between The GHK Company, L.L.C. and GHK/Potato Hills Limited Partnership (hereinafter collectively referred to as "GHK"), and BWP Gas, L.L.C. (hereinafter referred to as "Participant).

WHEREAS, GBX represents that it is the present owner of oil and gas leases (the "Leases") more particularly described on Exhibit "A" attached hereto.

WHEREAS, Participant desires to acquire a certain undivided portion of GHK's rights, titles and interests in and to the wellbores of certain wells that may be drilled subject to the terms, conditions, reservations and limitations hereinafter provided, and to participate in the drilling of an Initial Well for oil and/or gas as hereinafter provided.

NOW THEREFORE, for and in consideration of the covenants and agreements hereinafter contained and set forth, to be kept and performed by the parties hereto, such parties agree as follows:

                                I. CONTRACT AREA

     1.1  The area (CONTRACT AREA) covered by this Agreement is described as:

                    TOWNSHIP 3 NORTH, RANGE 19 EAST, LATIMER CO., OKLAHOMA Sections 25, 26, 35 and 36

                    TOWNSHIP  3  NORTH,   RANGE 20 EAST,  LATIMER  CO., OKLAHOMA
                    Sections 25 through 36

                    TOWNSHIP 3 NORTH, RANGE 21 EAST LATIMER CO., OKLAHOMA Sections 29,30,31, and 32

                    TOWNSHIP 2 NORTH, RANGE 19 EAST PUSHMATAHA CO., OKLAHOMA Sections 1 through 4,9 through 15

                    TOWNSHILP 2 NORTH, RANGE 20 EAST, PUSHMATAHA CO., OKLAHOMA Sections 1 through 9

                    TOWNSHIP 2 NORTH,  RANGE 21 EAST  PUSHMATAHA  CO.,  OKLAHOMA
                    Section 6

                                   II. EXHIBITS

     2.1 Attached to and made a part hereof for all intents and purposes are the following Exhibits:

      Exhibit "A" - Schedule  of  leases  (the  "Leases")  owned by GHK prior to
                    February 13, 2003;

      Exhibit "B" - Copy  of  A.A.P.L.   Form   610-1989   Operating   Agreement
                    (sometimes referred to herein as "JOA"), including modification, deletions and additions, to be utilized in accordance with the terms and provisions of this Agreement;

      Exhibit "C" - Two(2) copies of Authority for  Expenditure  ("AFE") for the drilling and completion of the Mary #2-34 well in Section 34-3N-20E, Latimer County, Oklahoma.

                            III. INTEREST OF PARTIES

     3.1 The ownership percentage ("Ownership Percentage") of the Parties is as follows:

          MARY #2-34 Wellbore

          Participant    6% of 8/8ths

          SUBSEQUENT WELLS DRILLED IN THE CONTRACT AREA PURSUANT TO ARTICLE VIII BELOW

         *GHK, et al 94%

          Participant 6%

          * It is understood and agreed that one-half of the 6% interest being sold to Participant will come from interests currently owned by Petroleum Properties Management Company and Egolf Energy Corporation.

     3.2 It is understood and agreed that Participant shall not pay any geological, geophysical, or lease acquisition costs in connection with this Agreement and shall only be responsible for its promoted share of drilling and completion costs in accordance with Articles VI and VIII below.

                                 IV. ASSIGNMENT

4.1 Participant shall have until 5:00 p.m., EST on May 23, 2003 to tender payment to GHK in the amount of six (6) million dollars ($6,000,000 U.S.). Upon receipt of deposited and collected payment in the amount of $6,000,000, GHK agrees to assign to Participant an undivided six percent of 8/8ths (6% of 8/8ths) interest in the Mary #2-34 wellbore in Section 34-3N-20E, Latimer County, Oklahoma. Any interest assigned and delivered to Participant shall be subject to the overriding royalty burdens set forth below and without warranty of any kind, express or implied, except that GHK shall warrant title to the Leases by, through and under itself, but not otherwise, and Participant shall have the right to enforce, to the extent such rights are assignable, any warranties contained in the Leases. It is understood and agreed that one-half of the 6% interest being sold to Participant will come from interest currently owned by Petroleum Properties Management Company and Egolf Energy Corporation. Said wellbore Assignment shall be effective as of the same date hereof and shall be subject to the terms, conditions, reservations and limitations of the following:

          a.   The Leases; and all Assignments as to any portion thereof;

          b.   This Agreement;

          c. That certain unrecorded Operating Agreement dated effective June 1, 2002, by and between the Parties hereto, a full and complete copy of which is attached hereto as Exhibit "B";

          d. An overriding royalty interest in favor of GHK on all acreage assigned by GHK to Participant in an amount equal to the difference between existing burdens and twenty-five percent (25%), it being the intent of GHK to deliver a seventy five percent (75%) net revenue interest in the Leases to Participant.

          e. As to the following units that are held by production as of the effective date hereof, a depth limitation whereby GHK reserves and excepts unto itself in any assignment made pursuant to this agreement all rights as to those depths and formations from the surface of the earth to the stratigraphic equivalent of the base of the Upper Jackfork (Ratc1iff) formation as defined at 5,410' in the Ratcliff #1-33 wellbore in Section 33-3N-20E, Latimer County, Oklahoma.

                    TOWNSHIP 2 NORTH - RANGE 20 EAST
                    Sections 3, 4,5, 6, 8 and 9

                    TOWNSHIP 3 NORTH - RANGE 20 EAST
                    Sections 25, 31, 34, 35 and 36

                    TOWNSHIP 2 NORTH - RANGE 19 EAST
                    Sections 3, 10 and 12

          f. As to the following units that are held by production as of the effective date hereof a depth limitation whereby GHK reserves and excepts unto itself in any assignment made pursuant to this agreement all rights as to those depths and formations listed below:

                    TOWNSHIP 2 NORTH - RANGE 20 EAST

                    Section 7: From the surface of the earth to the stratigraphic equivalent of the base of the basal Jackfork sandstone as defined at 7,815' in the Four Star #1-7 wellbore.

                    TOWNSHIP 3 NORTH - RANGE 20 EAST

                    Section 32: From the surface of the earth to the stratigraphic equivalent of the base of the Cedar Creek sandstone as defined at 5,600' in the Allen #2-32 wellbore.

                    TOWNSHIP 3 NORTH - RANGE 20 East

                    Section 33: From the surface of the earth to the stratigraphic equivalent of the base of the Cedar Creek sandstone as defined at 5,330' in the Cedar Creek #3-33 wellbore.

                    TOWNSHIP 2 NORTH - RANGE 19 EAST

                    Section 1: From the surface of the earth to the stratigraphic equivalent of the base of the basal Jackfork sandstone as defined at 4,836' in the Wigington #1-1 wellbore.

                    TOWNSHIP 2 NORTH - RANGE 19 EAST

                    Section 2: From the surface of the earth to the stratigraphic equivalent of the base of the basal Jackfork sandstone as defined at 6,150' in the Koopman #1-2 we11bore.

                    TOWNSHIP 2 NORTH - RANGE 19 EAST

                    Section 9: From the surface of the earth to the stratigraphic equivalent of the base of the Arkansas Novaculite formation as defined at 5,546' in the Gee #1-9 wellbore.

                    TOWNSHIP 2 NORTH - RANGE 19 EAST

                    Section 11: From the surface of the earth to the stratigraphic equivalent of the base of the Cedar Creek sandstone as defined at 5,052' in the Hester-Clell #1-11 wellbore.

          g. Subject to that certain Letter Agrement dated July 23, 1998, by and between GHK and W. 0. Pettit, W. P. Lerblance, Jr., Tripco, Inc. and/or Prism Energy, Inc., and Don W. Roberts ("Pettit Group") whereby the Pettit Group has the right to acquire from GHK an undivided five percent (5.0%) interest in each section of the Contract Area where GHK owns at least fifty percent (50.0%) in the Contract Area and five percent (5.0%) of GHK's leasehold interest in each section of the
                    Contract Area where GHK owns less than fifty percent (50.0%). Participant's interest, along with GHK's interest, shall be subject to a proportionate reduction in interest as a result of any assignment to the Pettit Group.

          h. Subject to existing agreements with Chesapeake Exploration Limited Partnership, Palace Exploration Company, Castlerock Resources, Inc., and Tularosa, Inc. dated effective March 28, 2002 whereby GHK's interest is reduced by a proportionate 15%, 14%, 0.5% and 0.5% respectively. Participant's interest shall not be reduced by any prior assignment to the parties named in this paragraph. It is the intent that Participant shall be assigned its 6% proportionate share of GHK's interest subject only to GHK's prior assigninent of interest to the Pettit Group described in Paragraph IV g. above.

          i. GHK reserves and excepts unto itself all rights in existing wellbores, equipment, facilities and pipelines within the AMI. Should any existing wellbore be reentered, recompleted or deepened ("subsequent operation") to a formation that is to be assigned to Participant, then Participant shall have the option to participate in ihe subsequent operation by paying its ownership share of GHK's actual cost to drill the well to the point before the subsequent operation along with its ownership share of the cost to complete the subsequent operation.

4.2 The interest assigned shall be subject to its proportionate share of all royalties, overriding royalties, production payments and other leasehold burdens created, reserved, excepted or assigned in any of the instruments referred to in Article 4.1 above.

                            V. AREA OF MUTUAL IMTREST

5.1       An  Area  of  Mutual  Interest  ("AMI")   identical  in  area  to  the
          aforementioned  Contract  Area  is  hereby  established.

5.2 The AMI created pursuant to this paragraph shall be effective as of the same date this Agreement is effective and shall continue for a period of five (5) years thereafter. The duration of the AMI can be extended or reduced only by written agreement of the parties hereto.

5.3 Should Participant or anyone on their behalf or for their benefit, directly or indirectly, after the effective date of this Agreement acquire any Additionally Acquired Interests within the AMI, then Participant shall offer GHK the right to acquire its Ownership Share of the same by paying its proportionate share of the costs incurred in connection therewith. Participant shall give prompt written notice of all the particulars with respect to price, terms and conditions relative to such leases and/or rights with the AMI. GHK shall have ten
          (10) days (forty-eight [48] hours if a well is drilling or completing within one [1] mile of the AMI outline) to acquire its proportionate share of such offering by paying a like share of the actual land costs attributable to such acquisition. Failure or refusal to notify or pay Participant in the manner set forth above shall constitute an election by GHK not to acquire its proportionate share of said interest.


5.4 Participant shall offer GHK its Ownership Share of any leasehold interest, unleased mineral interest, force pooled interest, or any other interests or rights whatsoever ("Participant's Interests"), which Participant currently owns within the AMI. Participant's Interests shall be offered in writing to GHK within ten (10) days from execution and delivery of this Agreement and GHK will have ten (10) days to elect to acquire its Ownership Share of Participant's
          Interests at actual cost and existing net revenue interest. Participant's Interests shall be assigned by Participant to GHK within thirty (30) days of GHK's payment of its proportionate share of land costs, subject to an overriding royalty interest equal to the difference between existing burdens and twenty two percent (22.00%), it being the intent of Participant to deliver a seventy eight percent (78.00%) net revenue interest in the Participant's Interests to GHK. In the event Participant's Interest has existing burdens in excess of twenty two percent (22.00%), then such interest shall be delivered to GHK at existing net revenue interest and Participant shall reserve no overriding royalty interest as to such interest.

                    VI.      INITIAL WELL COMMITMENT

6.1 The Parties hereto agree to join in the drilling of the Mary #2-34 well ("Initial Well") at a location in the Southwest ("SW/4") of
          Section 34, Township 3 North, Range 20 East, Latimer County, Oklahoma. GHK has commenced drilling and has temporarily ceased drilling operations on the Initial Well at a depth of approximately 20,628'. At GHK's sole option and discretion, GHK may elect to terminate drilling operations for the Initial Well at its current depth or GHK may diligently pursue the drilling of said Initial Well to a total depth of 24,500' below the surface of the ground or a depth sufficient to adequately test the Arbuckle formation, whichever is the lesser depth. For the purpose of drilling said Initial Well, all of Section 34-3N-20E Latimer County, Oklahoma shall be considered the appropriate drilling and spacing unit unless changed by GHK pursuant to State and/or Federal rules and regulations or by mutual agreement.

6.2 Should the total costs as reflected on the AFE attached hereto as Exhibit "C" exceed one hundred and ten percent (110%), Participant agrees to pay its six percent (6%) Ownership Share of all costs incurred in the drilling, testing, equipping, producing and operating the Initial Well that exceed 110% of the AFE. GHK will invoice Participant for such costs incurred on a monthly basis.


6.3 If, prior to reaching the authorized depth during the drilling of the Initial Well, or prior to completing said well, conditions are encountered, which would render further operations by a reasonably prudent Operator impractical or unreasonably dangerous and Operator is forced to abandon the well, then, within sixty (60) days after cessation of operations GHK shall have the right to commence or cause to be commenced the actual drilling of a "Substitute Well" for said Initial Well at a mutually acceptable (among the parties of the Operating Agreement) location on the Contract Area described in the JOA, and then continue the drilling thereof in the same manner and to at least the same authorized depth as provided for the Initial Well, and such Substitute Well when so drilled shall qualify as the Initial Well. Assignor may drill as many Substitute Wells as may be necessary to reach the authorized depth provided operations for each Substitute Well shall be commenced within sixty (60) days of cessation of operations of the previous Substitute Well unless a shorter term is required by any of the Leases or Agreements. Each such Substitute Well shall be considered under this Agreement to be the Initial Well.


6.4 By execution of this Agreement, the parties hereto agree that all operations conducted within the AMI shall be conducted in accordance with the terms and provisions of the form Operating Agreement attached hereto as Exhibit "B". At such time as the first well is proposed in each drilling and spacing unit within the AMI, there shall be prepared and submitted by the Operator for approval by Participant, an operating agreement similar in form as Exhibit "B" attached hereto.

                         VII. OPERATOR OF CONTRACT AREA

7.1 GHK shall be designated Operator of all operations in the AMI. and shall conduct, direct and have full control of all operations, including determination of appropriate drilling and spacing unit size, in the AMI as permitted and required within the limits of this agreement. Participant agrees to support GHK as Operator at any hearing before any State and/or Federal regulatory body in which GHK is seeking operations.

                             VIII. SUBSEQUENT WELLS

8.1 Should GHK desire to drill a well or wells ("Subsequent Well") in addition to the Initial Well on lands in the AMI, then with respect to each additional well GHK shall give Participant written notice of the proposed operation specifying the work to be performed, the approximate location, proposed depth, objective formation, and the estimated cost of the operation in the form of an AFE. Participant shall have thirty (30) days after receipt of the notice within which to notify, in writing, GHK whether Participant elects to participate in the cost of the proposed operation. Failure of
          Participant to reply within the 30-day period shall constitute an election by that party NOT to participate in the cost of the proposed operation. Should Participant elect to participate, they shall pay and bear an undivided six percent (6%) interest in the wellboro of the Subsequent Well by paying 1.33 times of the actual costs associated with the drilling and completion of such well. The 6% interest shall be proportionately reduced to the total GHK interest in the well. By way of clarification and example, if GHK owns a 50% interest in a Subsequent Well, Participant's participation interest will be 50% times 6% (or 3%) and when multiplied by 1.33, will result in Participant paying 3.99% of the actual costs of drilling and completing said well. Participant's interest in any well shall be limited to the wellbore only of such well and shall be subject to Paragraph 4.1 g. and h.



8.2 Notwithstanding anything to the contrary contained in Exhibit "B" attached hereto, in the event GHK proposes that Subsequent Well(s) be drilled in the AMI, Participant will have thirty (30) days to make an election to participate in such well or forever forfeit its rights to participate in that well or any other well drilled in that particular spacing unit.

                      IX. DELAY RENTALS, MINIMUM ROYALITIES
                               SHUT-IN ROYALITIES

9.1 If any delay rental, minimum royalty or shut-in royalty shall become due on any oil and gas lease subject to this agreement while the same remains in force and effect and such oil and gas lease is not then subject to an effective JOA entered into pursuant to the terms and provisions of this Agreement, then the party hereto who originally acquired such lease shall pay such delay rental, minimum royalty or shut-in royalty and the other owner of such lease, determined in accordance with the terms and provisions of this Agreement, shall reimburse the paying party for its respective proportionate part calculated pursuant to the terms and provisions of this Agreement upon receipt of an invoice evidencing such payment.

                           X. RELATIONSHIEP OF PARTIES

10.1 Nothing contained in this Agreement is intended to create, nor shall this Agreement be construed as creating, a partnership, joint venture, partnership, association or other relationship whereby any party hereto shall be held liable for the acts, debts, or obligations of the other. The duties, obligations and liabilities of the parties to this Agreement shall be several and not joint, it being understood and agreed that each party shall be responsible only for its duties, obligations and liabilities as set out herein. For federal income tax purposes, the provision contained in the attached JOA in respect to federal income tax is herewith adopted for all purposes hereunder as though said provision appeared herein.

                                XI. RISK OF LOSS

11.1 GHK and Participant understand and agree that the drilling and exploration for hydrocarbons is a highly speculative venture and Participant agrees that GHK has made no warranties or representations as to the success or financial gain relative to the above captioned prospect. Participant, by acceptance of this Agreement, signifies that it has sufficient knowledge and experience to utilize the information contained herein and to evaluate the risks involved in any investment in oil and gas activities and that it is capable of bearing any and all economic risks involved in this investment with full knowledge that its investment could result in a loss.

                                XII. MISCELLAMOUS

12.1 The terms, covenants and conditions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors, heirs, representatives and assigns.

12.2 Should Participant desire to sell all or any part of its interest under this agreement, or its rights and interests in the Contract Area, it promptly give written notice to GHK, with full information concerning its proposed disposition, which shall include the name and address of the prospective transferree (who most be ready, willing and able to purchase), the purchase price, a legal description, sufficient to identify the property, and all other terms of the offer. GHK shall then have an optional prior right, for a period of ten (10) days after the notice is delivered, to purchase for the stated consideration on the some terms and conditions the interest which Participant proposes to sell. However, there shall be no preferential right to purchase in those cases where Participant wishes to mortgage its interest or to transfer title to its interests to its mortgagee in lieu of or pursuant to foreclosure of a mortgage of its interests, or to dispose of its interests by merger, reorganization, consolidation, or by sale of all or substantially all of its Oil and Gas assets to any party or by transfer of all or part of its interests to an affiliate entity, trust, subsidiary or parent company or to a subsidiary of a parent company, or to any company in which Participant owns a majority of the stock.

12.3 The articles, sections and other headings contained in this Agreement are inserted and included solely for convenience and shall not be considered, or given any effect, in construing this Agreement, or any part thereof or in connection with the duties, obligations, benefits or liabilities of the respective parties hereto, or in ascertaining the intent of the parties hereto if any questions of intent should arise; it being otherwise the intention of the parties hereto that this Agreement be construed as whole.

12.4 The Agreement represents the entire agreement between the parties hereto with respect to the AMI, and shall only be amended by a written instrument executed by all the parties hereto.

12.5 Each of the parties to this Agreement represents it is not a party to any agreement or arrangement which conflicts with the terms and provisions of this Agreement.

12.6 Any party's obligations under this Agreement shall be suspended during the time and to the extent that it is prevented from complying therewith, in whole or in part, by weather conditions, labor disturbances, civil disorder, Acts of God, unavoidable accidents, laws, rules or regulations of governmental bodies or agencies, delays in transportation, inability to obtain necessary materials or equipment including drilling rigs in the open market, or any other cause, except financial, whether similar or dissimilar to those specifically enumerated, beyond the party's reasonable control.

12.7 In the event of a conflict between this Agreement and JOA attached hereto as Exhibit "B" or any operating agreement prepared pursuant to the terms hereof, this Agreement shall control.

12.8 In the event that Participant pays all sums set forth in Article 4.1 hereinabove, GHK does hereby grant Participant the right, but not the obligation, to participate with an undivided ten percent (10%) of GHK's interest in all other prospects generated or acquired by GHK (hereinafter referred to singularly as "Prospect" and plurally as "Prospects"). Participant's terms for such participation shall be identical to those terms and conditions offered to Petroleum Properties Management Company, L.L.C., Brian F. Egolf and Robert D. Hissom (hereinafter collectively refered to as the "Private Investor Group"). In the event that any of the participants in the Private Investor Group makes an election to not participate, for it's proportionate share of any Prospect, Participant shall have the option, but not the obligation, to acquire Participant's proportionate share of the nonparticipating Private Investor Group's interest in said Prospect. Additionally, in the event that GHK makes the determination to seek the participation of additional industry partners or investors (other than the Private Investor Group) in any Prospect, Participant shall have the right of first refusal to acquire all or any portion of the participation interest offered by GHK in said Prospect, under the same terms as offered to said industry partner(s) or investor(s). Participant will have thirty (30) days after receipt of notice within which to notify, in writing, GHK whether Participant elects to participate in the Prospect. Failure to timely reply shall constitute an election by Participant not to participate in said Prospect. For the purposes of this paragraph, the notice to be provided to the Participant shall contain all the terms of the Prospect and all information necessary for Participant to make an informed decision regarding its election to participate in the proposed Prospect. The Prospects currently being evaluated and assembled by GHK include, but are not limited to, the Indian Prospect in Roger Mills County, Oklahoma, the Goostree Prospect in Beckham County, Oklahoma, and the Big "O" Prospect in the Texas Panhandle. The terms of participation have not been determined by GHK for any of the Prospects identified in this Article 12.8, as of the effective date of this Agreement

12.9 Continental Southern Resources, Inc. ("CSOR") intends to acquire a majority of the membership interest of Participant. Upon the completion and initial commercial production of the Mary #2-34 along with the presentation of a development plan and the commencement of the next exploration or development well in the Potato Hills Deep Prospect, Participant agrees to assign or transfer, or cause to be assigned or transferred, to GHK one and one-quarter (1.25) million common shares of CSOR stock and Brian F. Egolf one and one-quarter (1.25) million common shares of CSOR stock. CSOR, GHK and Egolf will enter into a standard registration agreement that will require that these shall be registered for resale within a period of one year from May 23, 2003. The agreement will also contain standard anti-dilution provisions based on the outstanding shares of CSOR on May 23, 2003.

12.10 All notices required hereunder shall be delivered by certified mail, return receipt requested, and shall be made to the following:

                            The GHK Company
                            6305 Waterford Blvd., Suite 300
                            Oklahoma City, OK 73118
                            Attention: Robert S. May

                            BWP Gas, L.L.C.
                            5858 Westheimer, Suite 708
                            Houston, Texas 77057
                            Attention: Managing Member

                            Brian F. Egolf
                            Egolf Energy Corporation
                            P.O. Box 628
                            Creede, Colorado 81130

                            Petroleum Properties Management Company
                            6303 Waterford Blvd., Suite 230
                            Oklahoma City, OK 73118
                            Attention: Pamela Trout

                            ****Prior  to the payment of the sums set forth in
                            Article 4.1 hereinabove, GHK shall provide to Participant all necessary consents, approvals and authorizations of assignments and waivers of preferential rights to purchase as to the Ownership Interests to be conveyed to Participant.

12.11 All jointly acquired well information and proprietary data, whether of technical or land-related nature, shall be held strictly confidential by Participant. Requests from a third party to examine or contract to lease or purchase any of such data must be approved in writing by GHK.

          If the terms and conditions contained to this Agreement correctly set forth your understanding of our agreement, please signify your acceptance by executing the Agreement in the space provided below and returning one (1) executed original to GHK at the above address on or before May 23, 2003, or, at GHK's option, this Agreement shall expire and have no further force and effect.

          IN WITNESS WHEREOF, the parties hereto have executed this Agreement this 20th day of May, 2003, but is effective as of the 19th day of May, 2003.

The GHK Company, LLC                           BWP Gas, L.L.C.
GHK/Potato Hills Limited Parntership

By:  /s/ Robert S. May                         By: /s/ Ernest A. Bartlett
----------------------------------------       --------------------------------
Robert S. May, Attorney-in-Fact                Title: President HBA GAS
                                                      Managing Member



Brian F. Egolf                                 Petroleum Properties Management
Egolf Energy Corporation                       Company


/s/ Brian F. Egolf                             By: /s/ William Egolf
---------------------------                    --------------------------------
    Brian F. Egolf                             Title: President
                                               --------------------------------

                                Omitted Exhibits


         The following exhibits to the Exploration Agreement have been omitted:

         Exhibit              Exhibit Description

             A                Schedule of Leases

             B                A.A.P.L. Form 610-1989 Operating Agreement

             C                Authority for Expenditure

         The Registrant agrees to furnish supplementally a copy of the foregoing omitted exhibits to the Securities and Exchange Commission upon request.